Filed by Ventas, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: American Realty Capital Healthcare Trust, Inc.

Commission File No.: 001-36394

Ventas, Inc.	353 North Clark Street, Suite 3300	Chicago, Illinois 60654	(877) 4-VENTAS	www.ventasreit.com

Contacts:
For Ventas:	Lori B. Wittman
(877) 4-VENTAS

For ARC Healthcare:	Andrew G. Backman
(917) 475-2135
or
Joele Frank, Wilkinson
Brimmer Katcher
Meaghan Repko /
Jonathan Keehner
(212) 355-4449

VENTAS TO ACQUIRE AMERICAN REALTY CAPITAL HEALTHCARE REIT FOR $2.6 BILLION IN STOCK AND CASH

American Realty Capital Adds Total of 143 Properties, Along with a Pipeline of More Than $250 Million in Potential Investments

Ventas Announces Separate Transaction to Acquire 29 Senior Living Communities in Canada from Holiday Retirement for $900 Million

Transactions Expected to Be Immediately Accretive by at Least $0.10 Per Share to 2015 Normalized FFO

CHICAGO, IL and NEW YORK, NY (June 2, 2014) - Ventas, Inc. (NYSE: VTR) (“Ventas” or the “Company”) and American Realty Capital Healthcare Trust, Inc. (NASDAQ: HCT) (“ARC Healthcare”) today announced that the Boards of Directors of both companies have unanimously approved a definitive agreement under which Ventas will acquire all of the outstanding shares of ARC Healthcare in a stock and cash transaction valued at $2.6 billion, or $11.33 per ARC Healthcare share, solidifying Ventas’s position as the global leader in senior living and medical office buildings.

In the transaction, ARC Healthcare shares will generally be converted into a fixed number of Ventas shares, based upon a negotiated Ventas stock price of $67.13. In the transaction, ARC Healthcare shareholders will have the option to elect to receive either 0.1688 Ventas common shares or $11.33 in cash for each share of ARC Healthcare common stock they own. Based upon the agreed upon Ventas stock price of $67.13, the per share value of the transaction represents a premium to ARC Healthcare shareholders of approximately 14 percent over ARC Healthcare’s closing stock price on May 30, 2014. The cash portion of the consideration is subject to a cap of ten percent of ARC Healthcare’s outstanding common stock.

Assuming a ten percent cash election, the stock component of the consideration will consist of Ventas issuing to ARC Healthcare shareholders approximately 26.9 million shares of Ventas common stock, currently valued at $1.8 billion. Upon closing of the transaction, ARC Healthcare shareholders are expected to own approximately eight percent of Ventas’s 321 million shares of common stock then

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outstanding. The transaction is expected to close in the fourth quarter of 2014, subject to the approval of ARC Healthcare shareholders and satisfaction of customary closing conditions.

Ventas also announced that it will acquire 29 independent living seniors housing communities located in Canada from Holiday Retirement in a separate transaction for CAD $980 million (approximately USD $900 million) in cash. The transaction is expected to close in the third quarter of 2014. The Holiday portfolio is currently 90 percent occupied, with margins of approximately 50 percent in markets with above average income and senior population growth rates. Upon closing, the operations for the acquired seniors housing communities will be transitioned to Atria, which will manage a total of 173 communities for Ventas, inclusive of two unrelated communities that Ventas acquired after the first quarter.

The transactions are expected to be immediately accretive to Ventas’s 2015 normalized Funds from Operations (“FFO”) by at least $0.10 per share and have an expected unlevered yield of approximately six percent.

“These acquisitions are consistent with our stated strategy to be the leading owner of healthcare and senior living properties globally, and position Ventas to continue to deliver growth and consistent superior returns to our shareholders,” Ventas Chairman and Chief Executive Officer Debra A. Cafaro said. “With the addition of ARC Healthcare and the Canadian seniors housing communities, we are continuing our focus on private pay assets, expanding our industry-leading MOB footprint and international presence, and increasing our diversification while maintaining a strong credit profile and balance sheet. With these two accretive transactions, Ventas continues our excellent track record of value creating acquisitions.”

“We are very excited to announce this transaction which delivers our shareholders a compelling premium to the Company’s listing, tender offer and five day volume weighted average price (“VWAP”) prior to today’s announcement. In addition, it provides them the opportunity to participate in the future growth of what will become the largest, and in my view, best managed healthcare REIT and 6th largest overall REIT in the country,” said Nicholas S. Schorsch, Executive Chairman of ARC Healthcare. “Ventas is an ideal strategic partner given its complementary and broadly diversified real estate portfolio, outstanding history of value creation, and extraordinary record of dividend growth. In keeping with our commitment and past practice of aligning management and shareholder interests, the ARC Healthcare management team has elected to take all consideration for this transaction in stock of the combined company.”

“Our Board and management team continuously review options to drive value for our shareholders and we believe this transaction with Ventas provides compelling value,” said Thomas P. D’Arcy, Chief Executive Officer of ARC Healthcare. “Since incorporating in 2010, fully deploying capital by acquiring high-quality healthcare real estate assets between 2011 and 2013, and recently listing our shares on The NASDAQ Global Select Market, we have come full circle within the public, non-traded REIT continuum, generating significant total returns to ARC Healthcare shareholders. We have successfully assembled our outstanding property portfolio and now have entered into this value-enhancing transaction with Ventas. As a result of this transaction, we believe our shareowners, tenants and operators will benefit from becoming a part of Ventas. Moreover, we are confident that by joining these highly complementary portfolios, the combined company will continue to drive shareholder value.”

Strategic and Financial Benefits of Transactions

•                  Addition of High-Quality, Private Pay Assets with Significant Growth Potential. The two portfolios have strong characteristics in terms of quality, location, occupancy, and demographics, representing strategic growth for Ventas. Private pay revenue sources account for 82 percent of ARC Healthcare’s assets and 100 percent of the Canadian assets. Taken together, 40 percent of the NOI is from triple-net leased healthcare and MOB assets, 46 percent is from seniors housing operating communities and 14 percent is from multi-tenant MOBs. ARC Healthcare also has an attractive pipeline of potential investments exceeding $250 million, which are expected to be completed by the end of 2014.

•                  Expansion of Industry-Leading MOB Footprint. The ARC Healthcare acquisition expands Ventas’s industry-leading MOB footprint with the addition of four million square feet of high-quality assets in attractive markets. ARC Healthcare’s MOB portfolio, which represents 51 percent of the total NOI, enjoys an average occupancy rate of 97 percent, with over 50 percent of the portfolio built in the last ten years. This portfolio lowers the average age and extends lease maturities of Ventas’s existing portfolio and both expands Ventas’s relationships with existing healthcare systems and creates new ones.

•                  Strong Canadian Senior Living Properties and Markets. The 29 Canadian seniors housing communities are located in markets with above average growth and household incomes and have an average occupancy of 90 percent, margins of approximately 50 percent and revenue per occupied room (“REVPOR”) of C$3,200. The Canadian assets, which contain 3,354 independent living units, are located in seven of ten Canadian provinces, with the majority in Toronto and Alberta. The NOI growth rate is expected to be four to five percent.

•                  Increase in Diversification and International Presence. The ARC Healthcare transaction increases Ventas’s tenant-operator diversification with limited overlap of tenant-operators. The transaction will add eight new seniors housing operators, one new specialty hospital operator and five new skilled nursing operators. In addition, the 29 Canadian seniors housing communities expands Ventas’s international presence. Excluding ARC Healthcare’s investment pipeline, the transactions would bring Ventas’s international NOI to five percent.

•                  Accretive Transactions. Taken together, these transactions are expected to be immediately accretive to Ventas’s 2015 normalized FFO by at least $0.10 per share. Ventas will maintain its strong credit profile and balance sheet following the completion of both transactions. Although Ventas expects the transactions to be accretive to 2014 normalized FFO per share, the Company intends to update guidance for 2014 near completion of both transactions, the completion of ARC Healthcare’s pipeline, and when final capital structure is determined.

Additional Highlights of ARC Healthcare Portfolio

ARC Healthcare’s portfolio is comprised primarily of MOBs and seniors housing assets, comprising over 80 percent of NOI for the fiscal year ended December 31, 2013. The properties are located in attractive markets with home values and senior growth rates higher than the U.S. average. Triple-net leased healthcare and MOB assets account for 55 percent of the ARC Healthcare portfolio NOI. The triple-net leased portfolio has an average remaining lease term of 12 years, and only two percent of the NOI in the triple-net leased portfolio has lease maturities before 2018. The escalators are consistent with Ventas’s existing triple-net leased portfolio.

ARC Healthcare’s seniors housing operating portfolio, which comprises 27 percent of the NOI, includes 29 communities managed by eight operators, is 94 percent occupied, and has strong REVPOR of $4,300. The expected NOI growth rate for the seniors housing operating communities is four to five percent.

Approvals and Timing

Completion of the ARC Healthcare transaction is subject to the approval of ARC Healthcare shareholders and satisfaction of customary closing conditions. The transaction is expected to close in the fourth quarter of 2014. Completion of the acquisition of 29 independent living communities from Holiday Retirement is subject to the satisfaction of customary closing conditions and is expected to occur in the third quarter of 2014.

Supplemental information regarding the transactions can be found on the Company’s website under the “Investor Relations” section.

Advisors

Centerview Partners LLC and UBS Investment Bank are acting as financial advisors to Ventas, and Wachtell, Lipton, Rosen & Katz is acting as its legal counsel. Citigroup Global Markets Inc., JP Morgan Securities LLC and RCS Capital, the investment banking and capital markets division of Realty Capital Securities, LLC, are acting as financial advisors to ARC Healthcare, and Proskauer Rose LLP and Venable LLP are providing legal counsel.

About Ventas

Ventas, Inc., an S&P 500 company, is a leading real estate investment trust. Its diverse portfolio of nearly 1,500 assets in 47 states (including the District of Columbia), two Canadian provinces and the United Kingdom consists of seniors housing communities, medical office buildings, skilled nursing facilities, hospitals and other properties. Through its Lillibridge subsidiary, Ventas provides management, leasing, marketing, facility development and advisory services to highly rated hospitals and health systems throughout the United States. More information about Ventas and Lillibridge can be found at www.ventasreit.com and www.lillibridge.com.

About ARC Healthcare

ARC Healthcare is a publicly traded Maryland corporation listed on The NASDAQ Global Select Market, focused on acquiring and owning a balanced and diversified portfolio of medical office buildings, seniors housing and select hospital and post-acute care properties. Additional information about ARC Healthcare can be found on its website at www.archealthcaretrust.com. ARC Healthcare may disseminate important information regarding it and its operations, including financial information, through social media platforms such as Twitter, Facebook and LinkedIn.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Ventas expects to prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which will contain a proxy statement of ARC Healthcare and a prospectus of Ventas, and each party will file other documents with respect to Ventas’s proposed acquisition of ARC Healthcare. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION, INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Ventas and ARC Healthcare with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Ventas with the SEC are also available free of charge on Ventas’s website at http://www.ventasreit.com/, and copies of the documents filed by ARC Healthcare with the SEC are available free of charge on ARC Healthcare’s website at http://www.archealthcaretrust.com/.

Participants in Solicitation Relating to the Transaction

Ventas and ARC Healthcare and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ARC Healthcare’s stockholders in respect of the proposed transaction. Information regarding Ventas’s directors and executive officers can be found in Ventas’s definitive proxy statement for Ventas’s 2014 annual meeting of stockholders, filed with the SEC on April 4, 2014. Information regarding ARC Healthcare’s directors and executive officers can be found in ARC Healthcare’s definitive proxy statement for ARC Healthcare’s 2014 annual meeting of stockholders, filed with the SEC on April 28, 2014. Additional information regarding the interests of such potential participants will be included in the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed transaction when they become available. These documents are available free of charge on the SEC’s website and from Ventas or ARC Healthcare’s, as applicable, using the sources indicated above.

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements regarding the Company’s, ARC Healthcare’s or their tenants’, operators’, borrowers’ or managers’ expected future financial condition, results of operations, cash flows, funds from operations, dividends and dividend plans, financing opportunities and plans, capital markets transactions, business strategy, budgets, projected costs, operating metrics, capital expenditures, competitive positions, acquisitions, investment opportunities, dispositions, merger integration, growth opportunities, expected lease income, continued qualification as a real estate investment trust (“REIT”), plans and objectives of management for future operations and statements that include words such as “anticipate,” “if,” “believe,” “plan,” “estimate,” “expect,” “intend,” “may,” “could,” “should,” “will” and other similar expressions are forward-looking statements. These forward-looking statements are inherently uncertain, and actual results may differ from the Company’s or ARC Healthcare’s expectations. The Company and ARC Healthcare do not undertake a duty to update these forward-looking statements, which speak only as of the date on which they are made.

The Company’s or ARC Healthcare’s actual future results and trends may differ materially from expectations depending on a variety of factors discussed in the Company’s and ARC Healthcare’s filings with the Securities and Exchange Commission. These factors include without limitation: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (b) the inability to complete the merger due to the failure to obtain ARC Healthcare stockholder approval of the merger or the failure to satisfy other conditions to completion of the merger, including that a governmental authority may prohibit, delay or refuse to grant approval for the consummation of the merger; (c) the inability to obtain regulatory approvals for the merger; (d) risks related to disruption of management’s attention from the ongoing business operations due to the proposed merger; (e) the effect of the announcement of the proposed merger on Ventas’s or ARC Healthcare’s relationships with their respective customers, tenants, lenders, operating results and businesses generally; (f) the outcome of any legal proceedings relating to the merger or the merger agreement; (g) risks to the consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all; (h) the ability and willingness of the Company’s or ARC Healthcare’s tenants, operators, borrowers, managers and other third parties to satisfy their obligations under their respective contractual arrangements with the Company or ARC Healthcare, including, in some cases, their obligations to indemnify, defend and hold harmless the Company or ARC Healthcare from and against various claims, litigation and liabilities; (i) the ability of the Company’s or ARC Healthcare’s tenants, operators, borrowers and managers to maintain the financial strength and liquidity necessary to satisfy their respective obligations and liabilities to third parties, including without limitation obligations under their existing credit facilities and other indebtedness; (j) the Company’s and ARC Healthcare’s success in implementing their business strategies and the Company’s and ARC Healthcare’s ability to identify, underwrite, finance, consummate and integrate diversifying acquisitions and investments, including investments in different asset types and outside the United States; (k) macroeconomic conditions such as a disruption of or lack of access to the capital markets, changes in the debt rating on U.S. government securities, default or delay in payment by the United States of its obligations, and changes in the federal or state budgets resulting in the reduction or nonpayment of Medicare or Medicaid reimbursement rates; (l) the nature and extent of future competition, including new construction in the markets in which the Company’s or ARC Healthcare’s seniors housing communities and MOBs are located; (m) the extent of future or pending healthcare reform and regulation, including cost containment measures and changes in reimbursement policies, procedures and rates; (n) increases in the Company’s or ARC Healthcare’s borrowing costs as a result of changes in interest rates and other factors; (o) the ability of the Company’s or ARC Healthcare’s operators and managers, as applicable, to comply with laws, rules and regulations in the operation of the Company’s or ARC Healthcare’s properties, to deliver high-quality services, to attract and retain qualified personnel and to attract residents and patients; (p) changes in general economic conditions or economic conditions in the markets in which the Company or ARC Healthcare may, from time to time, compete, and the effect of those changes on the Company’s or ARC Healthcare’s revenues, earnings and funding sources; (q) the Company’s and ARC Healthcare’s ability to pay down, refinance, restructure or extend their indebtedness as it becomes due; (r) the Company’s and ARC Healthcare’s ability and willingness to maintain their qualification as a REIT in light of economic, market, legal, tax and other considerations; (s) final determination of the Company’s and ARC Healthcare’s taxable net income for the year ended December 31, 2013 and for the year ending December 31, 2014; (t) the ability and willingness of the Company’s and ARC Healthcare’s tenants to renew their leases with the Company or ARC Healthcare upon expiration of the leases, the Company’s and ARC Healthcare’s ability to reposition their properties on the same or better terms in the event of nonrenewal or in the event the Company or ARC Healthcare exercises their right to replace an existing tenant or manager, and obligations, including indemnification obligations, the Company or ARC Healthcare may incur in connection with the replacement of an existing tenant or manager; (u) risks associated with the Company’s or ARC Healthcare’s senior living operating portfolio, such as factors that can cause volatility in the Company’s or ARC Healthcare’s operating income and earnings generated by those properties, including without limitation national and regional economic conditions, costs of food, materials, energy, labor and services, employee benefit costs, insurance costs and professional and general liability claims, and the timely delivery of accurate property-level financial results for those properties; (v) changes in exchange rates for any foreign currency in which the Company or ARC Healthcare may, from time to time, conduct business; (w) year-over-year changes in the Consumer Price Index or retail price index and the effect of those changes on the rent escalators contained in the Company’s or ARC Healthcare leases, and on the Company’s earnings; (x) the Company’s and ARC Healthcare’s ability and the ability of their tenants, operators, borrowers and managers to obtain and maintain adequate property, liability and other insurance from reputable, financially stable providers; (y) the impact of increased operating costs and uninsured professional liability claims on the Company’s or ARC Healthcare’s liquidity, financial condition and results of operations or that of the Company’s or ARC Healthcare’s tenants, operators, borrowers and managers, and the ability of the Company or ARC Healthcare and the Company’s or ARC Healthcare’s tenants, operators, borrowers and managers to accurately estimate the magnitude of those claims; (z) risks associated with the Company’s or ARC Healthcare’s MOB portfolio and operations, including the Company’s and ARC Healthcare’s ability to successfully design, develop and manage MOBs, to accurately estimate their costs in fixed fee-for-service projects and to retain key personnel; (aa) the ability of the hospitals on or near whose campuses the Company’s or ARC Healthcare’s MOBs are located and their affiliated health systems to remain competitive and financially viable and to attract physicians and physician groups; (ab) the Company’s and ARC Healthcare’s ability to build, maintain and expand their relationships with existing and prospective hospital and health system clients; (ac) risks associated with the Company’s or ARC Healthcare’s investments in joint ventures and unconsolidated entities, including their lack of sole decision-making authority and its reliance on its joint venture partners’ financial condition; (ad) the impact of market or issuer events on the liquidity or value of the Company’s or ARC Healthcare’s investments in marketable securities; (ae) merger and acquisition activity in the healthcare and seniors housing industries resulting in a change of control of, or a competitor’s investment in, one or more of the Company’s or ARC Healthcare’s tenants, operators, borrowers or managers or significant changes in the senior management of the Company’s or ARC Healthcare’s tenants, operators, borrowers or managers; and (af) the impact of litigation or any financial, accounting, legal or regulatory issues that may affect the Company, ARC Healthcare or their tenants, operators, borrowers or managers. Many of these factors are beyond the control of the Company, ARC Healthcare and their management.

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